

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2023

Jeffrey Frelick
Chief Executive Officer
Bone Biologics Corporation
2 Burlington Woods Drive, Suite 100
Burlington, MA 01803

>   **Re: Bone Biologics Corporation**
>   **Registration Statement on Form S-1**
>   **Filed May 1, 2023**
>   **File No. 333-271558**

Dear Jeffrey Frelick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Industrial Applications and
>   Services

cc: David Ficksman, Esq.